BNY MELLON CAPITAL MARKETS LLC **Schedule I**

(A Wholly Owned Subsidiary of BNY Mellon)

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2015

Total member's equity	$	406,202,282
Subordinated liabilities		—
Tax effect of nonallowable asset (fees receivable)		2,195,874
Total capital and allowable subordinated liabilities		408,398,156
Deductions and/or charges:		
Nonallowable assets:		
Goodwill		46,665,786
Unrealized on TBA securities		7,701,466
Nonmarketable securities		20,875
Receivable from affiliates		131,709
Fees receivable		5,219,973
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation of $2,445,738)		413,637
Other assets		11,745,184
Total nonallowable assets		71,898,630
Aged fail to deliver		64,881
Other deductions and/or charges		694,324
Total deductions and/or charges		72,657,835
Net capital before haircuts on securities positions		335,740,321
Haircuts on securities:		
Bankers' acceptances, certificates of deposit and commercial paper		3,241,973
U.S. and Canadian government obligations		19,518,109
State and Municipal government obligations		5,561,045
Corporate obligations		20,420,562
Equity and options		3,044,612
Other		5,324,812
Total haircuts charges		57,111,113
Net capital		278,629,208
Alternative net capital requirements; greater of minimum dollar net capital requirement or 2% of aggregate debit items		1,000,000
Excess net capital	$	277,629,208

There are no material differences between this computation of net capital and the corresponding computation included in the Company's December 31, 2015 unaudited Part II FOCUS filing, dated February 10, 2016.

See accompanying Report of Independent Registered Public Accounting Firm.